



04002384

SECURITI.. ___ _____ CO.....ISSION
Washington, D.C. 20549

So 3/8/04

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

FEB 2 7 2004

| SEC FILE NUMBER |
|---|
| 8- 05209 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
<table><tr><td>MM/DD/YY</td><td>MM/DD/YY</td></tr></table>

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
All Funds, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

24 North Park Terrace
_____
(No. and Street)

| Congers, | New York | 10920 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Mulkeen                                                                845-268-6827
<table><tr><td>(Area Code - Telephone Number)</td></tr></table>

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Savastano, Kaufman & Company, LLC
_____
(Name – if individual, state last, first, middle name)

| 625 From Road, | Paramus | NJ | 07652 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, __Brian Mulkeen_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __All Funds, Inc._____ , as of __December 31,_____ , 20__03_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ 
                                                          Signature

                                                          Controller
                                                          _____
                                                          Title

EDWARD T. BORG
Notary Public, State of New York
No. 4507335
_____
Notary Public    Qualified in Rockland County
                 Commission Expires March 30, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALL FUNDS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

| FORM<br>X-17A-5 | **FOCUS REPORT**<br>(Financial and Operational Combined Uniform Single Report)<br>**Part IIA Quarterly 17a-5(a)**<br>INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17 |
|---|---|

## COVER

Select a filing method:                                    Basic ⦿    Alternate ○ [0011]

Name of Broker Dealer:              ALL FUNDS, INC.                SEC File Number: 8- 5209
                                              [0013]                                              [0014]

Address of Principal Place of      24 NORTH PARK TERRACE
Business:                                        [0020]

                                    CONGERS   NY   10920-        Firm ID:        23
                                    [0021] [0022]   2139                         [0015]
                                                    [0023]

For Period Beginning  10/01/2003   And Ending  12/31/2003
                      [0024]                    [0025]

Name and telephone number of person to contact in regard to this report:

Name:    BRIAN MULKEEN, COMPTROLLER   Phone:      845-268-6827
              [0030]                                       [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
              [0032]                                       [0033]

Name: _____   Phone: _____
              [0034]                                       [0035]

Name: _____   Phone: _____
              [0036]                                       [0037]

Name: _____   Phone: _____
              [0038]                                       [0039]

Does respondent carry its own customer accounts?    Yes ○ [0040]   No ⦿ [0041]

Check here if respondent is filing an audited report                      ☐ [0042]

## ASSETS

Consolidated ○ [0198]    Unconsolidated ◉ [0199]

|  |  | **Allowable** | **Non-Allowable** | **Total** |
|---|---|---|---|---|
| 1. | Cash | 63,077 [0200] | | 63,077 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
|  | A. Clearance account | 21,049 [0295] | | |
|  | B. Other | [0300] | 69 [0550] | 21,118 [0810] |
| 3. | Receivables from non-customers | [0355] | [0600] | 0 [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
|  | A. Exempted securities | [0418] | | |
|  | B. Debt securities | [0419] | | |
|  | C. Options | [0420] | | |
|  | D. Other securities | 24,213 [0424] | | |
|  | E. Spot commodities | [0430] | | 24,213 [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
|  | A. At cost | [0130] | | |
|  | B. At estimated fair value | [0440] | [0610] | 0 [0860] |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | 0 [0880] |
|  | A. Exempted securities | [0150] | | |
|  | B. Other securities | [0160] | | |

7. Secured demand notes market value of collateral:

      A.   **Exempted securities**

      B.   **Other securities**

8. Memberships in exchanges:

      A.   **Owned, at market**

      B.   **Owned, at cost**

      C.   **Contributed for use of the company, at market value**

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

11. Other assets

12. **TOTAL ASSETS**

| Item | Col 1 | Col 2 | Col 3 |
|---|---|---|---|
| 7. | [0470] | [0640] | 0 [0890] |
| 7.A. | [0170] | | |
| 7.B. | [0180] | | |
| 8.A. | [0190] | | |
| 8.B. | | [0650] | |
| 8.C. | | [0660] | 0 [0900] |
| 9. | [0480] | [0670] | 0 [0910] |
| 10. | [0490] | [0680] | 0 [0920] |
| 11. | [0535] | 1,305 [0735] | 1,305 [0930] |
| 12. | 108,339 [0540] | 1,374 [0740] | 109,713 [0940] |

## LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | [1045] | [1255] | 0 [1470] |
| 14. Payable to brokers or dealers: | | | |
|     A. Clearance account | [1114] | [1315] | 0 [1560] |
|     B. Other | [1115] | [1305] | 0 [1540] |
| 15. Payable to non-customers | [1155] | [1355] | 0 [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | 0 [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 23,846 [1205] | [1385] | 23,846 [1685] |
| 18. Notes and mortgages payable: | | | |
|     A. Unsecured | [1210] | | 0 [1690] |
|     B. Secured | [1211] | [1390] | 0 [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
|     A. Cash borrowings: | | [1400] | 0 [1710] |
|         1. from outsiders | [0970] | | |
|         2. Includes equity subordination (15c3-1(d)) of | [0980] | | |
|     B. Securities borrowings, at market value: | | [1410] | 0 [1720] |
|     from outsiders | [0990] | | |
|     C. Pursuant to secured demand note collateral agreements: | | [1420] | 0 [1730] |
|         1. from outsiders | | | |

[1000]

2. Includes
   equity
   subordination
   (15c3-1(d)) of

_____
[1010]

| | | | |
|---|---|---|---|
| D. | Exchange memberships contributed for use of company, at market value | [1430] | 0 [1740] |
| E. | Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | 0 [1750] |

| 20. | TOTAL LIABLITIES | 23,846 [1230] | 0 [1450] | 23,846 [1760] |

## Ownership Equity

**Total**

| 21. | Sole proprietorship | [1770] |
|---|---|---|
| 22. | Partnership (limited partners _____ [1020] ) | [1780] |
| 23. | Corporations: | |
| | A. Preferred stock | [1791] |
| | B. Common stock | 10,505 [1792] |
| | C. Additional paid-in capital | 99,000 [1793] |
| | D. Retained earnings | -23,638 [1794] |
| | E. Total | 85,867 [1795] |
| | F. Less capital stock in treasury | [1796] |
| 24. | TOTAL OWNERSHIP EQUITY | 85,867 [1800] |
| 25. | TOTAL LIABILITIES AND OWNERSHIP EQUITY | 109,713 [1810] |

## STATEMENT OF INCOME (LOSS)

Period Beginning <u>10/01/2003</u>
[3932]

Period Ending <u>12/31/2003</u>
[3933]

Number of months _____ 3
[3931]

## REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange
   
   25,780
   [3935]

   b. Commissions on listed option transactions
   
   6,790
   [3938]

   c. All other securities commissions
   
   67,514
   [3939]

   d. Total securities commissions
   
   100,084
   [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange
   
   [3945]

   b. From all other trading
   
   18,249
   [3949]

   c. Total gain (loss)
   
   18,249
   [3950]

3. Gains or losses on firm securities investment accounts

   [3952]

4. Profit (loss) from underwriting and selling groups

   [3955]

5. Revenue from sale of investment company shares

   1,532
   [3970]

6. Commodities revenue

   [3990]

7. Fees for account supervision, investment advisory and administrative services

   [3975]

8. Other revenue

   11,339
   [3995]

9. Total revenue

   131,204
   [4030]

## EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers

    [4120]

11. Other employee compensation and benefits

    [4115]

12. Commissions paid to other broker-dealers

    [4140]

13. Interest expense

    [4075]

    a. Includes interest on accounts subject to subordination agreements
    
    [4070]

14. Regulatory fees and expenses

    [4195]

15. Other expenses

    296,401
    [4100]

    296,401

16.  Total expenses                                                                                    [4200]

# NET INCOME

17.  Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)

-165,197
[4210]

18.  Provision for Federal Income taxes (for parent only)

-22,800
[4220]

19.  Equity in earnings (losses) of unconsolidated subsidiaries not included above

[4222]

    a.  **After Federal income taxes of**                                          [4238]

20.  Extraordinary gains (losses)

[4224]

    a.  **After Federal income taxes of**                                          [4239]

21.  Cumulative effect of changes in accounting principles                                     [4225]

22.  Net income (loss) after Federal income taxes and extraordinary items

-142,397
[4230]

## MONTHLY INCOME

23.  Income (current monthly only) before provision for Federal income taxes and extraordinary items

118,636
[4211]

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)          ☐ [4550]
         (1)--Limited business (mutual funds and/or variable annuities only)

    B. (k)          ☐ [4560]
         (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

    C. (k)          ☑ [4570]
         (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- 26740 [4335A] | NATIONAL FINANCIAL SERVICES LL [4335A2] | All [4335B] |
| 8- ____ [4335C] | ____ [4335C2] | ____ [4335D] |
| 8- ____ [4335E] | ____ [4335E2] | ____ [4335F] |
| 8- ____ [4335G] | ____ [4335G2] | ____ [4335H] |
| 8- ____ [4335I] | ____ [4335I2] | ____ [4335J] |

    D. (k)          ☐ [4580]
         (3)--Exempted by order of the Commission

## COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

85,867
[3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

85,867
[3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0
[3520]

    B. Other (deductions) or allowable credits (List)

| [3525A] | [3525B] |
|---|---|
| [3525C] | [3525D] |
| [3525E] | [3525F] |

0
[3525]

5. Total capital and allowable subordinated liabilities

85,867
[3530]

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

1,374
[3540]

    B. Secured demand note deficiency

[3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges

[3600]

    D. Other deductions and/or charges

[3610]

-1,374
[3620]

7. Other additions and/or credits (List)

| [3630A] | [3630B] |
|---|---|
| [3630C] | [3630D] |
| [3630E] | [3630F] |

0
[3630]

8. Net capital before haircuts on securities positions

84,493
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. Contractual securities commitments

[3660]

    B. Subordinated securities borrowings

[3670]

    C. Trading and investment securities:

| | | |
|---|---|---|
| 1. | Exempted securities | [3735] |
| 2. | Debt securities | [3733] |
| 3. | Options | [3730] |
| 4. | Other securities | 2,277 [3734] |
| D. | Undue Concentration | [3650] |
| E. | Other (List) | |

| | | | |
|---|---|---|---|
| [3736A] | [3736B] | | |
| [3736C] | [3736D] | | |
| [3736E] | [3736F] | | |
| | 0 [3736] | | -2,277 [3740] |

| | | |
|---|---|---|
| **10.** | Net Capital | 82,216 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 1,589 [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. | Excess net capital (line 10 less 13) | 77,216 [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 79,831 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | 23,846 [3790] |
| 17. | Add: | |

| | | |
|---|---|---|
| A. | Drafts for immediate credit | [3800] |
| B. | Market value of securities borrowed for which no equivalent value is paid or credited | [3810] |
| C. | Other unrecorded amounts (List) | |

|  | [3820A] |  | [3820B] |  |  |
|---|---|---|---|---|---|
|  | [3820C] |  | [3820D] |  |  |
|  | [3820E] |  | [3820F] |  |  |
|  |  |  | 0 |  | 0 |
|  |  |  | [3820] |  | [3830] |

**19.** Total aggregate indebtedness

23,846
[3840]

**20.** Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

%  29
[3850]

# OTHER RATIOS

**21.** Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

%  0
[3860]

## SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| _ [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| _ [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| _ [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| _ [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| _ [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| _ [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| _ [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| _ [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| _ [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |

TOTAL $     0

[4699]

Omit Pennies

**Instructions** Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

## STATEMENT OF CHANGES

---

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | |
|---|---|---|
| 1. | Balance, beginning of period | 228,264 [4240] |
| | A. Net income (loss) | -142,397 [4250] |
| | B. Additions (includes non-conforming capital of [4262] ) | [4260] |
| | C. Deductions (includes non-conforming capital of [4272] ) | [4270] |
| 2. | Balance, end of period (From item 1800) | 85,867 [4290] |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. | Balance, beginning of period | [4300] |
| | A. Increases | [4310] |
| | B. Decreases | [4320] |
| 4. | Balance, end of period (From item 3520) | 0 [4330] |

| FORM<br>X-17A-5 | **FOCUS REPORT**<br>(Financial and Operational Combined Uniform Single Report)<br>**Schedule I**<br>INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17 |
|---|---|

Report for period beginning   <u>01/01/2003</u> and ending <u>12/31/2003</u>
                                   [8005]              [8006]

SEC File Number:           <u>5209</u>
                               [8011]

Firm ID:                 <u>23</u>

1.   Name of Broker Dealer:          <u>ALL FUNDS, INC.</u>
                                                     [8020]

2.   Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: _____      Phone: _____
                     [8053]                             [8057]

Name: _____      Phone: _____
                     [8054]                             [8058]

Name: _____      Phone: _____
                     [8055]                             [8059]

Name: _____      Phone: _____
                     [8056]                             [8060]

3.   Respondent conducts a securities business exclusively with registered broker-dealers:      Yes ◯   No ◉ [8073]

4.   Respondent is registered as a specialist on a national securities exchange:      Yes ◯   No ◉ [8074]

5.   Respondent makes markets in the following securities:

     (a)   **equity securities**      Yes ◯   No ◉ [8075]

     (b)   **municipals**      Yes ◯   No ◉ [8076]

     (c)   **other debt instruments**      Yes ◯   No ◉ [8077]

6.   Respondent is registered solely as a municipal bond dealer:      Yes ◯   No ◉ [8078]

7.   Respondent is an insurance company or an affiliate of an insurance company:      Yes ◯   No ◉ [8079]

8.   Respondent carries its own public accounts:      Yes ◯   No ◉ [8084]

9.  Respondent's total number of public customer accounts:

    (carrying firms filing X-17A-5 Part II only)

    (a)  **Public customer accounts** _____ [8080]

    (b)  **Omnibus accounts** _____ [8081]

10. Respondent clears its public customer and/or proprietary accounts:     Yes ○   No ◉  [8085]

11. Respondent clears its public customer accounts in the following manner:

    (a)  Direct Mail (New York Stock Exchange Members Only)     ☐ [8086]

    (b)  Self Clearing     ☐ [8087]

    (c)  Omnibus     ☐ [8088]

    (d)  Introducing     ☑ [8089]

    (e)  Other     ☐ [8090]

    (f)  Not Applicable     ☐ [8091]

12.                                                                          Yes ○   No ◉  [8100]

    (a)  Respondent maintains membership(s) on national securities
         exchange(s):

    (b)  Names of national securities exchange(s) in which respondent
         maintains memberships:

         (1)  American     ☐ [8120]

         (2)  Boston     ☐ [8121]

         (3)  CBOE     ☐ [8122]

         (4)  Midwest     ☐ [8123]

         (5)  New York     ☐ [8124]

         (6)  Philadelphia     ☐ [8125]

         (7)  Pacific Coast     ☐ [8126]

         (8)  Other     ☐ [8129]

13. Employees:

    (a)  **Number of full-time employees** _____ 0 [8101]

    (b)  **Number of full-time employees registered representatives
         employed by respondent included in 13(a)** _____ 0 [8102]

14. Number of NASDAQ stocks respondent makes market _____ 0 [8103]

15. Total number of underwriting syndicates respondent was a member _____ 0 [8104]

16. Number of respondent's public customer transactions:

|  | Actual ○ | Estimate ○ |
|---|---|---|

(a) equity securities transactions effected on a national securities exchange [8107]

(b) equity securities transactions effected other than on a national securities exchange [8108]

(c) commodity, bond, option, and other transactions effected on or off a national securities exchange [8109]

17. Respondent is a member of the Securities Investor Protection Corporation    Yes ◉  No ○  [8111]

18. Number of branch offices operated by respondent    0  [8112]

19.    Yes ○  No ◉  [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) Name of parent or affiliate    [8131]

(c) Type of institution    [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank    Yes ○  No ◉  [8113]

21.    Yes ○  No ◉  [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) Name of parent    [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer    Yes ○  No ◉  [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:    Yes ○  No ◉  [8117]

* Required in any Schedule I filed for the calender year 1978 and succeeding years.

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period    0  [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income    400  [8151]



# Savastano, Kaufman & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Stockholders
All Funds, Inc.


We have audited the accompanying statements of financial condition of ALL FUNDS, INC. as of December 31, 2003 and 2002, and the related statements of operations and accumulated deficit, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALL FUNDS, INC. at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Paramus, New Jersey
February 11, 2004

# ALL FUNDS, INC.

## STATEMENTS OF FINANCIAL CONDITION

### DECEMBER 31, 2003 AND 2002



|  | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 9,563 | $ 23,002 |
| Investments | 77,827 | 79,196 |
| Accrued interest receivable | 69 | 260 |
| Due from broker | 21,049 | 30,026 |
| Other receivables | 1,205 | 1,205 |
| Property, plant and equipment, at cost less accumulated depreciation of $207,521 and $186,935, respectively | 0 | 126 |
| TOTAL | $ 109,713 | $ 133,815 |

| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ 0 | $ 313 |
| Accrued expenses payable | 21,646 | 46,666 |
| Income taxes payable | 2,200 | 1,900 |
| Total liabilities | $ 23,846 | $ 48,879 |
| Stockholders' equity: | | |
| Capital stock, no par value, 1000 shares authorized, 273 shares issued and outstanding | $ 10,505 | $ 10,505 |
| Additional paid in capital | 99,000 | 99,000 |
| Accumulated deficit | ( 23,638) | ( 24,569) |
| Total stockholders' equity | $ 85,867 | $ 84,936 |
| TOTAL | $ 109,713 | $ 133,815 |

The accompanying notes are an integral
part of these financial statements.

STATEMENT 1

ALL FUNDS, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT



FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

|  | 2003 | 2002 |
|---|---|---|
| Revenue: | | |
| Commissions earned | $ 490,161 | $ 551,860 |
| Fees earned | 41,682 | 51,373 |
| Gains on principal trades | 116,541 | 93,097 |
| Interest income | 18,013 | 22,437 |
| Realized (losses) on investments | ( 77) | 0 |
| Unrealized (losses) on investments | ( 1,430) | ( 3,384) |
| Total revenues | $ 664,890 | $ 715,383 |
| | | |
| Operating expenses: | | |
| Brokerage clearance charges and equipment rental | $ 147,065 | $ 208,606 |
| Commissions | 3,878 | 3,684 |
| Depreciation | 20,586 | 10,721 |
| Dues and subscriptions | 1,416 | 1,541 |
| Insurance | 10,910 | 3,234 |
| Management and administrative fees | 111,000 | 117,000 |
| Other taxes and fees | 40,037 | 70,644 |
| Professional fees | 65,670 | 61,248 |
| Promotion | 8,000 | 7,880 |
| Rent | 72,000 | 72,000 |
| Telephone and office expenses | 140,317 | 122,168 |
| Travel and entertainment | 41,407 | 34,475 |
| Total operating expenses | $ 662,286 | $ 713,201 |
| | | |
| Income before provision for income taxes | $ 2,604 | $ 2,182 |
| | | |
| Provision for income taxes | 1,673 | 2,079 |
| | | |
| Net income | 931 | 103 |
| | | |
| Accumulated deficit, January 1, | ( 24,569) | ( 24,672) |
| | | |
| Accumulated deficit, December 31, | $( 23,638) | $( 24,569) |

The accompanying notes are an integral
part of these financial statements.

STATEMENT 2

# ALL FUNDS, INC.

## STATEMENTS OF CASH FLOWS

### FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



|  | 2003 | 2002 |
|---|---|---|
| **Cash flows from operating activities:** |  |  |
| Net income | $ 931 | $ 103 |
| Adjustments to reconcile net income to net cash provided by operating activities: |  |  |
| Depreciation | $ 20,586 | $ 10,721 |
| Unrealized loss on investments | 1,430 | 3,384 |
| Realized loss on sale of investments | 77 | 0 |
| Changes in net assets and liabilities: |  |  |
| (Increase) decrease in accrued interest receivable | 191 | ( 8) |
| (Increase) decrease in due from broker | 8,977 | ( 10,138) |
| Decrease in other receivables | 0 | 19,342 |
| (Decrease) in commissions payable | ( 313) | ( 207) |
| Increase (decrease) in accrued expenses payable | ( 25,020) | 19,265 |
| Increase in income taxes payable | 300 | 1,206 |
| Total adjustments | $ 6,228 | $ 43,565 |
|  |  |  |
| Net cash provided by operating activities | $ 7,159 | $ 43,668 |
|  |  |  |
| **Cash flows provided from investing activities:** |  |  |
| Proceeds from sale of treasury notes and bills | $ 59,980 | $ 0 |
| Purchases of investments | ( 60,118) | ( 72,133) |
| Purchases of equipment | ( 20,460) | ( 9,982) |
| Net cash (used in) investing activities | $( 20,598) | $( 82,115) |
|  |  |  |
| (Decrease) in cash | $( 13,439) | $( 38,447) |
|  |  |  |
| Cash - January 1, | 23,002 | 61,449 |
|  |  |  |
| Cash - December 31, | $ 9,563 | $ 23,002 |

The accompanying notes are an integral
part of these financial statements.

STATEMENT 3



1. Nature of operations:
   All Funds, Inc. was incorporated in the State of New York on May 1, 1956 for the purpose of conducting business as a broker/dealer of marketable securities. The Company's office is located in Congers, New York.

2. Significant accounting policies:
   Cash and cash equivalents:
   For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

   Income recognition:
   Income from commissions and fees is recognized as earned; costs relating to the current period are expensed as incurred.

   Property, plant and equipment:
   Equipment is stated at cost. The equipment is depreciated on a tax basis using accelerated methods over the estimated useful lives of the assets when they are placed in service, ranging from 5 to 7 years. These income tax depreciation methods approximate the expense that would be calculated under the various accelerated methods which are required by generally accepted accounting principles.

   Related party:
   The Company conducts business with Balanced Estate Agency, Inc., a family-owned office management and real estate business. These transactions include rent and management fees. Management is of the opinion that these transactions are at terms that are no less favorable than with unrelated third parties.

   Securities transactions:
   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

   Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

   Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.



-2-

2. Significant accounting policies: (continued)
   Commissions:
   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   Advertising:
   The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $8,000 and $7,880 for the years ended December 31, 2003 and 2002, respectively.

   Use of estimates:
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Investments:
   The Company has investments classified as trading securities as follows:

|  | December 31, 2003 | | |
|  | Cost | Gross Unrealized Gain | Market Value |
| --- | --- | --- | --- |
| U.S. Treasury Notes | $ 10,036 | $        2 | $ 10,038 |
| Common stocks | 18,900 | ( 4,725) | 14,175 |
| Money market funds | 53,614 | 0 | 53,614 |
|  | $ 82,550 | $( 4,723) | $ 77,827 |

|  | December 31, 2002 | | |
|  | Cost | Gross Unrealized Gain (Loss) | Market Value |
| --- | --- | --- | --- |
| U.S. Treasury Notes | $  9,966 | $       97 | $ 10,063 |
| Common stocks | 18,900 | (3,000) | 15,900 |
| Money market funds | 53,233 | 0 | 53,233 |
|  | $ 82,099 | $( 2,903) | $ 79,196 |

Proceeds from sale of securities were $59,980 and $0 during the years ended December 31, 2003 and 2002, respectively. (Losses) of $(77) and $0 were realized on those sales during the years ended December 31, 2003 and 2002, respectively.



4. Due from broker:
   Amounts receivable from broker-dealers and clearing organizations at December 31, 2003 and 2002, consist of the following:

|  | 2003 | 2002 |
|---|---|---|
| Fees and commissions receivable | $ 21,049 | $ 30,026 |

5. Principal transactions:
   The Company's principal transactions revenue by reporting categories, at December 31, 2003 and 2002 are the following:

|  | 2003 | 2003 |
|---|---|---|
| Fixed income | $ 116,541 | $ 93,097 |

6. Property, plant and equipment:
   Depreciation expense for the years ended December 31, 2003 and 2002 totaled $20,586 and $10,721, respectively.

7. Related party transactions:
   As disclosed in Note 1, the Company conducts business with Balanced Estate Agency, Inc., a family owned office management and real estate business. Total management fees and rent paid to this entity totaled $183,000 and $189,000 for the years ended December 31, 2003 and 2002, respectively.

8. Income taxes:
   The components of the income tax provision for the years ended December 31, 2003 and 2002 are as follows:

|  | 2003 | 2002 |
|---|---|---|
| Federal | $ 1,242 | $ 1,379 |
| State | 431 | 700 |
| Total income tax provision | $ 1,673 | $ 2,079 |



8. Income taxes: (continued)

The Company has a capital loss carryforward of $449 which may be used to offset future capital gains. The capital loss carryforwards will expire as follows:

| Years ended December 31, | Amount |
|---|---|
| 2004 | $ 190 |
| 2005 | 179 |
| 2006 | 63 |
| 2008 | 17 |
| | $ 449 |

9. Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Other commitments:

As a member of the National Association of Securities Dealers, Inc. (NASD), the Company is required to maintain a minimum capital balance of $5,000.

11. Supplemental disclosures:

Supplemental disclosures of cash flow information include cash paid for income taxes for the years ended December 31, 2003 and 2002 of $1,355 and $873, respectively.

 Savastano, Kaufman & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
All Funds, Inc.

We have audited the accompanying financial statements of All Funds, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 11, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Savastano, Kaufman Company, LLC*

Paramus, New Jersey
February 11, 2004

625 FROM ROAD, PARAMUS, NEW JERSEY 07652-3500 • (201) 261-7830 • FAX (201) 261-8183

ALL FUNDS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2003



COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholders' equity from statement of financial condition | $ 85,867 |
| Assets not allowed for net capital computation | ( 1,374) |
| Haircuts on securities | ( 2,277) |
| Net capital | $ 82,216 |

COMPUTATION OF BASIC NET CAPITAL

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 77,216 |
| Excess net capital at 1000% | $ 79,831 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities from statement of financial condition and A.I. liabilities | $ 23,846 |
| Debt-equity ratio | N/A |

There is no difference between the computation for determination of net capital and aggregate indebtedness as presented herein and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2003.

ALL FUNDS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2003



STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | |
|---|---:|
| Stockholders' equity, January 1, 2003 | $ 84,936 |
| Net income for the year | 931 |
| Stockholders' equity, December 31, 2003 | $ 85,867 |

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

Not Applicable

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3

All Funds, Inc. introduces its customers on a fully disclosed
basis, and therefore, is eligible for the (K)(2)(b) exemption
to SEC Rule 15C3-3.

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not Applicable

SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS

Not Applicable



# Savastano, Kaufman & Company, LLC

## CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
All Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of All Funds, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications and comparisons.

2.  Recordation of differences required by rule 17a-13.

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paramus, New Jersey
February 11, 2004